EXHIBIT 11

OCCIDENTAL PETROLEUM CORPORATION AND SUBSIDIARIES

COMPUTATION OF EARNINGS PER SHARE
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004
(Amounts in millions, except per-share amounts)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2005	2004	2005	2004
BASIC EARNINGS PER SHARE

Earnings applicable to common stock	$1,747	$758	$4,129	$1,826
Basic shares
Weighted average common shares outstanding	401.1	393.6	399.3	391.5
Vested, unissued restricted stock	1.4	0.9	1.4	0.9
Deferred shares	1.8	1.8	1.7	1.7
Basic shares outstanding	404.3	396.3	402.4	394.1

Basic earnings per share
Income from continuing operations	$4.31	$1.91	$10.25	$4.65
Discontinued operations, net	—	—	—	(0.02)
Cumulative effect of changes in
accounting principles, net	0.01	—	0.01	—
Basic earnings per common share	$4.32	$1.91	$10.26	$4.63
DILUTED EARNINGS PER SHARE
Earnings applicable to common stock	$1,747	$758	$4,129	$1,826
Diluted shares
Basic shares outstanding	404.3	396.3	402.4	394.1
Dilutive effect of exercise of options outstanding	5.5	5.6	4.9	4.7
Deferred, restricted stock	1.4	1.3	1.0	1.0
Diluted shares	411.2	403.2	408.3	399.8

Diluted earnings per share
Income from continuing operations	$4.24	$1.88	$10.10	$4.58
Discontinued operations, net	—	—	—	(0.01)
Cumulative effect of changes in
accounting principles, net	0.01	—	0.01	—
Diluted earnings per common share	$4.25	$1.88	$10.11	$4.57